Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Three Months Ended March 31,	Years Ended December 31,
	2003	1998	1999	2000	2001(a)	2002
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$(209)	$97,717	$74,706	$85,148	$(152,691)	$13,269
Interest expense (net)	4,802	40,409	35,506	36,075	32,808	25,574
Portion of rent expense representative of interest factor	1,047	6,243	6,815	6,727	5,687	4,738
Amortization of capitalized interest	381	1,824	1,751	1,649	1,586	1,547

Adjusted pretax income from continuing operations	$6,021	$146,193	$118,778	$129,599	$(112,610)	$45,128

Fixed Charges:
Interest expense (before deducting capitalized interest)	$4,805	$40,627	$35,605	$36,138	$32,829	$25,687
Portion of rent expense representative of interest factor	1,047	6,243	6,815	6,727	5,687	4,738

Total fixed charges	$5,852	$46,870	$42,420	$42,865	$38,516	$30,425

Ratio of earnings to fixed charges	1.0	3.1	2.8	3.0	N/A	1.5

(a)	Due to a loss for the year ended December 31, 2001, the coverage ratio was less than 1:1. The Company needed to generate an additional $151.1 million in earnings to achieve a coverage ratio of 1:1.